Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES FOR CYRUSONE INC. AND CYRUSONE LP

		Year ended December 31,
	(a)	(b)	(b)	(b)	(b)	(b)
(dollars in millions)	2012	2011	2010	2009	2008	2007
Pre-tax income from continuing operations before adjustment for noncontrolling interests/minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges*	$19.9	$39.4	$19.2	$13.5	$7.5	$5.0

Fixed charges:
Interest expensed and capitalized	44.5	35.5	12.0	3.4	2.1	1.9
Appropriate portion of rentals	2.9	2.4	1.2	0.3	0.2	0.1

Total fixed charges	47.4	37.9	13.2	3.7	2.3	2.0

Ratio of earnings to fixed charges(c)	—	1.0	1.5	3.6	3.2	2.5

*	Earnings used in computing the ratio of earnings to combined fixed charges consists of income from continuing operations before income taxes, adjustment for noncontrolling interests/minority interests, income/loss from equity method investees, and fixed charges except for capitalized interest.
(a)	Combined results for 2012 are the same for both CyrusOne Inc. and CyrusOne LP.
(b)	Periods represent results of the Predecessor on a “carved-out basis” from CBI for all respective periods.
(c)	For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by $27.5 million.

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